UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-39032

PROFOUND MEDICAL CORP.

(Translation of the registrant’s name into English)

2400 Skymark Avenue, Unit 6, Mississauga, Ontario L4W 5K5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K (including Exhibit 99.1 hereto) shall be incorporated by reference into the Registration Statement of Profound Medical Corp. on Form F-10 (File No. 333-233997).

The following document, which is attached as an exhibit hereto, is incorporated by reference herein:

Exhibit	Title

99.1	Material Change Report, dated July 21, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROFOUND MEDICAL CORP.
(Registrant)

Date: July 21, 2020	By:	/s/ Aaron Davidson
Name: Aaron Davidson
Title: Chief Financial Officer